Exhibit 99.2

March 25, 2004

Mr. Colin Reed
President and CEO
Gaylord Entertainment
One Gaylord Drive
Nashville, TN 37214

Dear Colin:

     Please accept this as my formal resignation, effective Monday, March 29, 2004, from the Board of Directors of Gaylord Entertainment Company. Since its inception, I have had the rewarding experience of serving on the Board of Gaylord Entertainment. As you are aware, my life changed significantly last year when I assumed the presidency, and subsequently the position of chairman and CEO, of The Oklahoma Publishing Company. As you can appreciate, I have found the responsibilities of these positions to be all consuming and expect that they will stay so for years to come. Consequently, I will not be able to devote the time to GET that a member of the Board of Directors should or that the company deserves.

     GET has been, and is, a fine company for which I have the brightest expectations. You and your management team have done a fabulous job of turning the company around over the last few years and fulfilling the business plans you articulated so well upon your arrival.

     I wish you all the best in the future and look forward to seeing you at the Annual Shareholders Meeting. Please do not ever hesitate to contact me on any matter.

Sincerely,

Christy Gaylord Everest

CGE:lwb